Exhibit 10.9

                      FINAL SEVERANCE AGREEMENT AND RELEASE


THE STATE OF TEXAS
                                  KNOW ALL MEN BY THESE PRESENTS:
COUNTY OF HARRIS


         This Final Severance Agreement and Release is made and entered into between G. Christopher Colville (hereinafter "Colville"), and Consolidated Graphics, Inc., and each of its subsidiaries and affiliates, their respective shareholders, successors, affiliated entities and parent corporations, current and former directors, current and former officers, current and former employees, consultants, agents and assigns (hereinafter collectively referred to as "Consolidated"). This Final Severance Agreement and Release is made in light of the following:

                                    RECITALS:

         WHEREAS, Colville has been employed by Consolidated as its Executive Vice President; and

         WHEREAS, Colville has submitted his resignation from employment with Consolidated and each of its subsidiaries and affiliates effective October 8, 2000; and

         WHEREAS, Consolidated is willing to afford Colville certain severance benefits to which he would not otherwise be entitled if Colville agrees to enter into this Final Severance Agreement and Release; and

         THEREFORE, Colville and Consolidated make the following Final Severance Agreement and Release:

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                                   AGREEMENT:

       1. For good and valuable consideration, the receipt of which is acknowledged, including, but not limited to, the signing of this Final Severance Agreement and Release, Colville, on behalf of himself, and any other person claiming by, through or under him, unconditionally and forever RELEASES, ACQUITS and DISCHARGES Consolidated Graphics, Inc., and each of its subsidiaries and affiliates, its shareholders, successors, affiliated entities, current and former directors, current and former officers, current and former employees, consultants, agents and assigns (hereinafter referred to as "RELEASED PARTIES") from any and all claims, whether based on contract, tort or statute or any other legal or equitable theory of recovery, which Colville now has or may have, of any kind or character. This Final Severance Agreement and Release includes all claims arising from, related to, or which were or could have been brought in connection with:

                  a.     Colville's employment with Consolidated;

                  b.     Colville's separation of employment with Consolidated;

                  c. any alleged discriminatory, retaliatory, tortious and/or improper actions of RELEASED PARTIES;

                  d. any insurance coverage Colville had by virtue of his employment with Consolidated including but not limited to life insurance; and

                  e. any and all other acts or omissions related to any matter arising from or relating to the employment or termination of employment of Colville with Consolidated by RELEASED PARTIES occurring on or before the date of the execution of this Final Severance Agreement and release.

This Final Severance Agreement and Release includes, but is not limited to, any claims under:

                  a. The Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C.ss.621, et. seq.;

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                  b.     Title VII of the Civil Rights Act of 1964, as amended,
                         42 U.S.C.ss.2000e, et.seq.;

                  c.     42 U.S.C.ss.1981;

                  d. The Employee Retirement Income Security Act, as amended, 29 U.S.C.ss.1001, et. seq.;

                  e. The Americans With Disabilities Act of 1990, 42 U.S.C.ss.12101, et. seq.;

                  f. Texas Commission on Human Rights Act, Chapter 21 of the Texas Labor Code (formerly Tex. Rev. Civ. Stat. Ann. Art. 5221k);

                  g. Chapter 451 of the Texas Labor Code, (formerly Article 8307c of the Texas Revised Civil Statutes Annotated);

                  h.     The Civil Rights Act of 1991, 42 U.S.C.ss.1981a; and

                  i. Any claims of wrongful termination, retaliatory discharge, discrimination, retaliation, libel, slander, intentional and/or negligent infliction of emotional distress, invasion of privacy, mental anguish, breach of contract, tortious interference with a contract, breach of an implied covenant of good faith and fair dealing, negligent training or supervision, conspiracy and/or any other alleged unlawful or wrongful conduct, whether arising under any federal or state statute, contract, or tort of any jurisdiction.

         2. Colville herby acknowledges and agrees the Release set forth above is a general release and he further expressly waives and assumes the risk of any and all claims for damages which may exist as of this date but of which he does not know or suspect to exist, whether through ignorance, oversight, error, negligence, or otherwise, and which, if known, would materially affect Colville's decision to enter into this Final Severance Agreement and Release. He further agrees he accepts payment of the sums specified herein as a complete compromise of matters involving disputed issues of law and fact and he assumes the risk that the facts or law may be otherwise than he believes. It is understood and agreed by Colville and Consolidated that this severance package is a compromise of all doubtful and disputed claims, and the payments are not to be construed as an admission of liability on the part of RELEASED PARTIES, by whom liability is expressly denied.

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         3. As a part of this Final Severance Agreement and Release, Colville promises to relinquish any and all rights to present or future employment with RELEASED PARTIES or any other company currently owned or controlled by RELEASED PARTIES, except as expressly provided herein. Colville further promises not to seek re-employment with RELEASED PARTIES, nor with any other company currently owned or controlled by RELEASED PARTIES.

         4. In consideration of the promises and covenants made by Colville herein, Consolidated agrees to continue to pay Colville an amount equal to his full regular pay through October 7, 2000 and on-half of his regular pay from October 8, 2000 through December 31, 2000, payable on the same pay days which Colville would have been paid had he remained employed by Consolidated. Consolidated also agrees that, on or before September 14, 2000, it will pay Colville's August expenses as reflected by his expense report previously turned in. Colville agrees that, as part of the consideration for the payments made to him under this paragraph, he will perform as follows:

          A. Through September 14, 2000, Colville will continue to work full-time in his position for Consolidated and will perform all duties and activities necessary to the transition from his position with Consolidated including but not limited to such things as continuing to perform the duties which he had been performing for Consolidated prior to his resignation as necessary during the transition of his position to his replacement, completing or turning over projects on which he is currently working, providing any necessary or requested documentation on matters which he has been handling to assist in the transition of duties, attending meetings and engaging in other communication necessary to the transition of his duties, and assisting in the training of the person or persons assuming his duties. The parties agree that Colville's hours during the period through September 14, 2000 will be consistent with his past practice at Consolidated and he will not be required to travel during that period.

          B. After September 14, 2000 and through December 31, 2000, Colville will make himself reasonably available to provide

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              counsel to Consolidated with respect to the affairs of
              Consolidated as to which Colville had knowledge, by telephone or, if convenient to Colville, in person. Colville will provide such counsel at times reasonably convenient to Colville considering that Colville will have full-time responsibilities and obligations to his new employer.

         C. After December 31, 2000, for any time requested of Colville by Consolidated, Consolidated will pay Colville a fee of $100.00 per hour plus expenses, subject to Colville's availability.

         D. Colville recognizes the amounts paid to him by virtue of this Final Severance Agreement and Release constitute compensation and, accordingly, he understands taxes must be withheld from the checks he receives. Colville further acknowledges he has received no opinion or advice from anyone associated with Consolidated, with respect to any matter contained herein.

         5. Colville covenants and agrees that, through December 31, 2001, he will not directly or indirectly solicit, induce, hire, recruit, take away, employ, endeavor to employ (on his own behalf or on behalf of any other persons or entity) or attempt to influence any employee of Consolidated Graphics or the RELEASED PARTIES to terminate his/her employment with Consolidated Graphics.

         6. Colville promises not to sue or initiate any action or proceeding against Consolidated or the RELEASED PARTIES relating in any manner whatsoever to Colville's employment with Consolidated, termination of that employment, or any matter covered by the releases contained in this Final Severance Agreement and Release.

         7. Colville and Consolidated agree that Colville shall receive all applicable notices and forms required by the Consolidated Omnibus Budget Reconciliation Act based on his October 8, 2000 resignation. Colville shall have the

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right to elect to continue coverage or family health care for himself and his dependents and Consolidated will make its contribution toward the premiums for all such coverage in accordance with its normal practice for employees through December 31, 2000. After December 31, 2000, Colville shall have the right to continue such coverage at his own expense and discretion until the expiration of his continuation rights under COBRA.

         8. Colville accepts this Agreement in lieu of any other benefits to which he might otherwise be entitled, unless specified to the contrary herein.

         9. Colville has informed himself of the terms, contents, conditions and effects of this Final Severance Agreement and Release. Colville further acknowledges; (1) he has been previously informed that he may consider the original Severance Agreement and Release for up to twenty-one (21) days from September 6, 2000, the date on which he was presented the original Severance Agreement and Release, and may accept that offer at any time on or before the conclusion of the aforementioned 21-day period by executing the original Severance Agreement and Release and returning same to Mr. Joe R. Davis at Consolidated's offices located at 5858 Westheimer, Suite 200, Houston, Texas 77057; (2) he has been advised to consult with an attorney prior to executing this Final Severance Agreement and Release; (3) he has received no opinion or advice from Consolidated or its attorney with respect to the advisability of accepting or rejecting this settlement offer; (4) he is over the age of eighteen
(18) years, of sound mind and otherwise competent to execute this Final Severance Agreement and Release; and (5) he is entering into this Final Severance Agreement and Release knowingly and voluntarily and without any undue influence or pressures.

         10. Colville and Consolidated acknowledge Colville has seven (7) calendar days following his execution of this Final Severance Agreement and Release to revoke the Final Severance Agreement and Release and the Final Severance Agreement and Release shall not become effective or enforceable and no payments shall be made until the revocation period has expired. Any revocation by Colville must be in writing and received by Consolidated Graphics, Inc.,
Attn: Mr. Joe R. Davis at its offices located at 5858 Westheimer, Suite 200, Houston, Texas 77057, on or before the seventh calendar day after the date of execution of the Final Severance Agreement and Release by Colville. If such revocation is not received pursuant to the terms and conditions of this Agreement, the effective date of this Final Severance Agreement and Release shall remain the date of execution.


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         11. Colville acknowledges that by entering into this Final Severance
Agreement and Release, RELEASED PARTIES are not admitting to any unlawful or tortious conduct or other wrongdoing in connection with Colville's employment and his termination from employment. Neither this Final Severance Agreement and Release nor any action or acts taken in connection with this Final Severance Agreement and Release will constitute an admission of any evidence of unlawful or tortious conduct or other wrongdoing on the part of RELEASED PARTIES. RELEASED PARTIES, in fact, deny that they or any of their officers, directors or employees committed unlawful, tortious or improper acts against Colville at any time.

         12. Colville is bound to this Final Severance Agreement and Release. Anyone who succeeds to his rights or responsibilities, such as the heirs or the executors of his estate, is also bound.

         13. Colville agrees to maintain in strictest confidence the terms of this Final Severance Agreement and Release. Colville further agrees, with the exception of the parties hereto, his wife, and any attorney with whom Colville may consult concerning this Final Severance Agreement and Release, he will not reveal or disclose, directly or indirectly, the terms of this Final Severance Agreement and Release or any communications (written, verbal or otherwise), concerning the negotiation of this Final Severance Agreement and Release, to any other company, entity or person, specifically but not limited to any past, present or potential customers of RELEASED PARTIES, any future employers of Colville, and any past, present and future employees of RELEASED PARTIES. Colville further agrees no copy or any portion of the Final Severance Agreement and Release will be disclosed to any company, person or entity, and he further specifically agrees never to mention to any company, person or entity any amount of money whatsoever as having been paid as a consequence of this Final Severance Agreement and Release. Colville agrees if he fails to comply with matters set out in this paragraph, his actions will constitute a material breach of the Final Severance Agreement and Release and will automatically render Colville liable to

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Consolidated for injunctive relief and for all other damages flowing from breach thereof and all court costs and legal fees required to enforce such provision.

         14. It is understood this Final Severance Agreement and Release will be executed in duplicate, each of which shall be deemed an original for all purposes.

         15. If any provision of this Final Severance Agreement and Release is held invalid or unenforceable, the remainder of this Final Severance Agreement and release shall remain in full force and effect in its other provisions and in all other circumstances.

         16. This Final Severance Agreement and Release shall be construed and interpreted in accordance with the laws of the State of Texas.

         IN WITNESS WHEREOF, the parties execute duplicate originals of this Final Severance Agreement and Release on this 6 day of September, 2000.

                                            CONSOLIDATED GRAPHICS, INC.
                                            By
/s/G. Christopher Colville                  /s/Joe R. Davis
-------------------------------             --------------------------------
   G. Christopher Colville                            Joe R. Davis

Date: September 6, 2000                    Date: September 6, 2000
      --------------------------                 --------------------------


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